UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Full Fiscal Year 2018 and 2019 Net Income Guidance

São Paulo, November 29, 2018 – PagSeguro Digital Ltd. (NYSE: PAGS) announces the following net income guidance expectation for Q42018, full year fiscal 2018 and 2019:

	Q4 2018	2018 Full Year	2019 Full Year
GAAP Net Income	R$280M to R$290M	R$888M to R$898M	R$1.182B to R$1.360B
Year-over-Year growth (midpoint)		87%	42%
Non-GAAP Net Income	R$305M to R$315M*	R$1.050B to R$1.060B*	R$1.322B to R$1.500B**
Year-over-Year growth (midpoint)		121%	33%

*

adjustments of approximately R$25 million in Q42018 and approximately R$162 million in fiscal year 2018, primarily representing non-recurring foreign exchange variation gains and stock-based compensation expense and related payroll taxes

**	adjustments of approximately R$140 million, primarily representing stock-based compensation expense and related payroll taxes

The low end of our guidance range (R$1.322 billion for our non-GAAP net income for 2019) is exactly the same number we shared with research analysts before our initial public offering in January 2018.

Our non-GAAP net income includes adjustments related to our non-cash stock-based compensation plan and related payroll taxes, non-cash present value of accounts receivable, foreign exchange variation and related tax on financial operations due to our initial public offering.

We present this non-GAAP measure because we believe that the additional information is useful and meaningful to investors. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

GAAP Net Income to Non-GAAP Net Income reconciliation (mid-point of the guidance in millions):

Reconciliation of GAAP Net Income to Non - GAAP Net income (R$ millions):	Q4 18	2018	2019
GAAP Net Income	286.0	893.0	1,271.0

Foreign exchange gain on IPO or Follow on proceeds (1)	—	(131.4)	—
Share-based-long term incentive plan (LTIP)* (2)	35.0	423.4	200.0
Granted shares @ IPO	—	181.7	—
Non recurrent (IFRS 2 vested shares / new hires / additions to LTIP)	—	112.5	60.0
Recurrent quarterly provision	—	129.2	140.0
Tax related to remittance of IPO primary share proceeds (IOF tax) (3)	—	13.1	—
Tax related to remittance of Follow on (IOF tax) (3)	—	4.9	—
Income tax and social contribution on non-GAAP adjustments (4)	(11.0)	(148.0)	(60.0)

Total non-GAAP net income adjustments	24.0	162.0	140.0

Non-GAAP Net Income	310.0	1,055.0	1,411.0

[1]

Foreign exchange gain on follow-on proceeds: financial income related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual income.

[2]

Share-based long-term incentive plan (LTIP): this consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

[3]

Tax related to remittance of IPO and follow-on proceeds (IOF tax): impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our January 2018 initial public offering and June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on offering proceeds from our non-GAAP measures primarily because it is an unusual expense.

[4]	Income tax and social contribution on Non-GAAP adjustments: consists of income tax calculated on the Non-GAAP adjustments.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers. For more information visit http://investors.pagseguro.com

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

investors.pagseguro.com

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements relating to matters such as continued growth prospects for the company. These statements are based on currently available information and our current assumptions, expectations and projections about future events. While we believe that our assumptions, expectations and projections are reasonable in view of currently available information, you are cautioned not to place undue reliance on these forward-looking statements. Our actual results may differ materially from those included in this presentation, for a variety of reasons, including those described in the forward-looking statements and risk factor sections of our Registration Statement on Form F-1 (File No. 333-225697) and other filings with the Securities and Exchange Commission (the “SEC”), which are available on our investor relations website (http://investors.pagseguro.com) and on the SEC’s website (https://www.sec.gov).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name: Eduardo Alcaro Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director